Exhibit 12.1

Bowater Incorporated
Statement of Computation of Unaudited Ratio of Earnings to Fixed Charges
(in millions, except ratio information)

	Nine Months Ended September 30,
	2004	2003
Earnings:
Income (loss) before income taxes, minority interests and cumulative effect of accounting change	$(99.8)	$(211.5)
Add: Fixed charges from below	150.5	140.0
Less: Capitalized interest	—	7.5

	$50.7	$(79.0)

Fixed Charges:
Interest expense, net of interest capitalized	146.5	127.9
Capitalized interest	—	7.5
Estimate of interest within rental expense	2.1	2.5
Amortized premium and discounts related to indebtedness	1.9	2.1

	$150.5	$140.0

Deficiency of Earnings to Fixed Charges	$99.8	$219.0